Mail Stop 3561

July 11, 2006

Mr. James C. Kneale
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth Street
Tulsa, Oklahoma 74103-4298

> **RE: ONEOK Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-12202**

Dear Mr. Kneale:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 52

Changes in Internal Control Over Financial Reporting, page 54

1. Please tell us and revise your disclosures to clarify whether or not the changes you have noted here are reasonably likely to materially affect internal control over financial reporting.

Financial Statements

General

2. In our EDGAR version of your 10K there is no signature of the independent registered public accounting firm. Please include signed auditors' reports in future filings. See also the audit report on Schedule II.

3. We note your mention of the potential for asset and goodwill impairment as well as asset removal costs related to your coal slurry pipeline. Please help us understand how you determined that the reopening of Mohave Generating Station and the related water table issues would result in the resumption of pipeline operations. In this regard, a detailed analysis of the probabilities of permanent closure should be provided. Contrast your probability analysis with the analysis of the owners of Mohave as reflected in their public disclosures. Finally, please also provide us your SFAS No. 142 analysis of the goodwill related to your coal slurry pipeline segment. We may have further comment.

Note 11. Partners' Equity, page F-21

4. It appears that you have two classes of units and the general partner units are not convertible into common units. Please tell us what consideration you gave to using the two-class method of computing earnings per unit, in accordance with paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 28

5. You state that your management evaluated the effectiveness of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective with regard to certain parts of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in

Exchange Act Rule 13a -15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322 or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant